UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Timothy B. Goodell

Hess Corporation

1185 Avenue of the Americas

New York, NY 10036

(212) 997-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 3 pages

Explanatory Note

This Amendment No. 17 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

September 2024 Underwriting Agreement

On September 18, 2024, the Issuer, New HESM GP LP, New HESM GP LLC, Blue Holding, and Citigroup Global Markets Inc., as underwriter (the “Underwriter”), entered into an Underwriting Agreement (the “September 2024 Underwriting Agreement”), pursuant to which the Underwriter agreed to purchase from Blue Holding, subject to and upon the terms and conditions set forth therein, 11,000,000 Class A Shares at a price of $35.12 per share (the “September 2024 Secondary Offering”). Pursuant to the September 2024 Underwriting Agreement, Blue Holding granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 1,650,000 Class A Shares at $35.12 per share. On September 20, 2024, the September 2024 Secondary Offering closed and the Underwriter exercised the option to purchase an additional 1,650,000 Class A Shares.

Pursuant to the September 2024 Underwriting Agreement, the Issuer, Blue Holding and Hess Investments have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 90 days after the date of the September 2024 Underwriting Agreement without first obtaining the written consent of the Underwriter subject to certain exceptions.

The above description of the September 2024 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the September 2024 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 428103105	13D	Page 2 of 3 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number*	Description

20**	Underwriting Agreement, dated as of September 18, 2024, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, GIP II Blue Holding, L.P. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on September 20, 2024).

**

Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) is the type of information that the registrant treats as private or confidential.

CUSIP No. 428103105	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2024

HESS MIDSTREAM GP LP
By:	Hess Midstream GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS MIDSTREAM GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer HESS INVESTMENTS NORTH DAKOTA LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Vice President HESS CORPORATION

By:	/s/ John P. Rielly
Name: John P. Rielly
Title: Executive Vice President and Chief Financial Officer